UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely for the purposes of correcting the date of Paranovus Entertainment Technology Ltd.’s (formerly known as Happiness Development Group Limited) extraordinary meeting of shareholders that was referenced in the current report on Form 6-K filed on March 13, 2023 (the “Original Report”). The extraordinary meeting of shareholders was held at 9:30 a.m. EST on March 10, 2023.

This Form 6-K/A does not update disclosures contained in the Original Report or modify or amend the Original Report except as specifically described in this Explanatory Note.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Ltd.

Date: March 13, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer